THE SWISS HELVETIA FUND, INC. ANNOUNCES

COMMENCEMENT OF TENDER OFFER

Press Release – For Immediate Release

New York, New York—January 13, 2014

The Swiss Helvetia Fund, Inc. (NYSE: SWZ), a non-diversified registered closed-end investment company, announced the commencement of a self-tender offer (the “Offer”) on the terms and conditions set forth in the Fund’s offer to purchase and the related letter of transmittal, which are being mailed to the Fund’s stockholders commencing today.

Pursuant to the Offer, the Fund is offering to purchase, in exchange for cash, up to 15% of its outstanding shares of common stock at a price equal to 95% of the Fund’s net asset value (“NAV”) per share as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the business day immediately following the day the Offer expires. The Offer will terminate at 5:00 p.m. New York City Time on February 11, 2014, unless extended. The pricing date will be February 12, 2014, unless the Offer is extended. If more than 15% of the Fund’s issued and outstanding shares are tendered in the Offer and the Fund purchases its shares in accordance with the terms of the Offer, it will purchase shares from tendering stockholders on a pro rata basis at a price equal to 95% of the Fund’s NAV per share.

The Offer referred to in this announcement will be made only by the offer to purchase and the related letter of transmittal. Stockholders should read these documents carefully when they become available to investors free of charge at the website of the Securities and Exchange Commission (“SEC”) (www.sec.gov). Neither the Offer will be made to, nor will tenders pursuant to the Offer be accepted from or on behalf of, the Fund’s stockholders in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws.

For more information on the Offer, please contact the Fund’s information agent, AST Fund Solutions, LLC, toll free at (866) 207-3649 between the hours of 9:00 a.m. and 5:00 p.m., Eastern time, Monday through Friday (except holidays).

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About The Swiss Helvetia Fund, Inc.

The Fund (www.swz.com) is a non-diversified, closed-end investment company seeking long-term capital appreciation through investment in equity and equity-linked securities of Swiss companies. Its shares are listed on the NYSE under the symbol “SWZ.” The Fund seeks to achieve its investment objective by investing generally in Swiss equity and equity-linked securities that are traded on a Swiss stock exchange, traded at the pre-bourse level of one or more Swiss stock exchanges, traded through a market maker or traded over the counter in Switzerland. The Fund also may invest in Swiss equity and equity-linked securities of Swiss companies that are traded on other major European stock exchanges. The Fund may acquire and hold equity and equity-linked securities of non-Swiss companies in limited circumstances.

The Fund is managed by Hottinger Capital Corp. For further information, please contact Rudolf Millisits, President and Chief Executive Officer of Hottinger Capital Corp., at 1-888-SWISS-00 or 1-212-332-2760, 1270 Avenue of the Americas, Suite 400, New York, New York 10020.

Closed-end funds, unlike open-end funds, are not continuously offered. Typically, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to NAV. The price of the Fund’s shares is determined by a number of factors, several of which are beyond the control of the Fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above NAV.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of the Fund’s shares in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Fund is filing today with the SEC a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Stockholders of the Fund should read the offer to purchase and the tender offer statement on Schedule TO, the letter of transmittal and related exhibits, as they contain important information about the Offer. Stockholders can obtain these documents free of charge from the SEC’s website at www.sec.gov. or from the Fund’s information agent, AST Fund Solutions, LLC, toll free at (866) 207-3649.